EXHIBIT 19.1

ENERGOUS CORPORATION

INSIDER TRADING POLICY

(Adopted: March 18, 2026)

Introduction

The Board of Directors of Energous Corporation (“Energous” or the “Company”) has adopted this insider trading policy (the “Policy”) to provide guidelines to all directors, officers, employees and consultants of Energous with respect to trading in Energous securities, as well as the securities of publicly traded companies with whom Energous has a business relationship. This Policy has been designed to prevent insider trading or even allegations of insider trading. Your strict adherence to this Policy will help safeguard Energous’ reputation and will further ensure that Energous conducts its business with the highest level of integrity and in accordance with the highest ethical standards. Each Energous employee is responsible for the consequences of his or her actions. You are responsible for understanding and complying with this Policy.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by anyone who is aware of material information about that company that is not generally known or available to the public. These laws also prohibit anyone who is aware of material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons may also be subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. Cases have been successfully prosecuted against trading by individuals through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Both the U.S. Securities and Exchange Commission (the “SEC”) and the Financial Industry Regulatory Authority (“FINRA”) investigate and are very effective at detecting insider trading. Both the SEC and the U.S. Department of Justice pursue insider trading violations vigorously.

Sanctions and Penalties

Violations of the insider trading laws can result in severe civil and criminal sanctions. For example, under U.S. securities laws, individuals may be subject to imprisonment for up to 20 years, criminal fines of up to $5 million and civil fines of up to three times the profit gained or loss avoided. Failure to comply with this Policy may also subject you to sanctions imposed by Energous, up to and including immediate dismissal for cause, whether or not your failure to comply with this Policy results in a violation of law.

In addition, if the Company fails to take appropriate steps to prevent illegal insider trading, Energous may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of $2,140,973 (subject to adjustment for inflation) and three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to the Energous directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

Persons Covered

As a director, officer, employee or consultant of Energous or its subsidiaries (if applicable), this Policy applies to you. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Energous securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Energous securities). You are responsible for making sure that any transaction in securities covered by this Policy by any of these people complies with this Policy.

Definition of Material Non-Public Information

“Material non-public information” is any material information about Energous that has not yet become publicly available. Information is “material” if a reasonable investor would likely consider it important in making a decision to buy, hold or sell securities. Any information that could reasonably be expected to affect the price of the security is material. The information may be positive or negative. Financial information is frequently material, even if it covers only part of a fiscal period or less than all of Energous’ operations, since either of these might convey enough information about Energous’ consolidated results to be considered material information. Other common examples of information that may be material include:

●	information regarding sales, revenues or earnings (including projections);
●	financial forecasts of any kind, including earnings estimates or changes in previously announced earnings estimates;
●	earnings that are inconsistent with the consensus expectations of the investment community;
●	new major contracts, orders, suppliers, customers or finance sources, or the loss thereof;
●	development of a significant new product, process or service;
●	significant business trends and metrics;
●	financial liquidity problems;
●	significant proposed mergers, acquisitions, investments or divestitures;
●	a pending or proposed joint venture;
●	a change in management;
●	gain or loss of substantial customers;
●	financings or restructurings;
●	significant unusual gains or losses;
●	changes in business strategies;
●	actual or threatened developments in significant litigation or government investigations;
●	public or private debt or equity offerings;
●	a cybersecurity risk or incident involving the Company’s business, including relating to customer, employee or Company data, or a product or service;
●	Energous share repurchases; or

●	stock splits or dividend information.

It is not possible to define all categories of material information, and you should recognize that the public, the media and the courts may use hindsight in judging what is material. Therefore, it is important to err on the safe side and assume information is material if there is any doubt. Information is “non-public” if it is not generally known or available to the public. Information may still be non-public even though it is widely known within Energous.

Release of information to the media does not immediately mean the information has become publicly available. Information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb and evaluate it. With respect to earnings information, such earnings information should not be considered public until at least one full trading day has passed following its formal release to the market. For example, if Energous announces earnings before trading begins on a Tuesday, the first time you can buy or sell Energous securities is the opening of the market on Wednesday (assuming you are not aware of other material non-public information at that time). If, however, Energous announces earnings after trading begins that Tuesday, the first time you can buy or sell Energous securities is the opening of the market on Thursday.

Requirements Applicable to Everyone

No trading in Energous securities while aware of material non-public information.

You are prohibited from engaging in any transaction in Energous securities while aware of material non-public information about Energous. It makes no difference whether or not you relied upon or used material non-public information in deciding to trade – if you are aware of material non-public information about Energous, the prohibition applies. You should avoid even the appearance of an improper transaction to preserve Energous’ reputation for adhering to the highest ethical standards of conduct.

This prohibition covers virtually all transactions in Energous securities. “Securities” includes common stock, options to purchase common stock, debt securities, preferred stock and derivative securities such as put and call options, warrants, swaps, caps and collars. Transactions in Energous securities include purchases, sales, pledges, hedges, loans and gifts of Energous securities, as well as other direct or indirect transfers of Energous securities. Certain of these transactions are addressed in more detail below and may not be permitted under this Policy. This prohibition extends to trades of Energous securities in which you have any “beneficial” or other interest, or over which you exercise investment control, including:

●	transactions in Energous securities held in joint accounts or accounts of persons or entities controlled directly or indirectly by you;
●	transactions in Energous securities for which you act as trustee, executor or custodian; and
●	transactions in any other account or investment involving in any way any Energous securities over which you exercise any direct or indirect control.

Stock Option Exercises. This prohibition does not apply to the exercise of stock options issued under Energous plans if the exercise price is paid in cash or through Energous withholding a portion of the shares underlying the options. Similarly, Energous may withhold underlying shares to satisfy tax withholding requirements. This prohibition does apply, however, to sales of the underlying stock and broker-assisted cashless exercises of options, as well as to any other market sales for the purpose of generating the cash needed to cover the costs of exercise.

Vesting of Restricted Stock or other Stock Awards. This prohibition does not apply to the automatic deduction of shares by Energous from your restricted stock or other stock award account to satisfy the minimum statutory tax withholding liability upon the vesting of restricted stock or other stock award. The prohibition does apply, however, to any open market sale of vested shares, including to satisfy tax liabilities.

10b5-1 Plans. This prohibition does not apply to trades made pursuant to a valid “10b5-1 plan” approved by Energous as described below.

In addition, bona fide gifts are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company securities while the donor is aware of material nonpublic information, or the person making the gift is subject to the trading restrictions.

Event-specific restricted periods may apply.

Although you are always responsible for monitoring for yourself whether you possess material non-public information, from time-to-time Energous may decide to impose a special “restricted period” on those who are aware of particular information that Energous determines may be considered material non-public information. This kind of restricted period may be imposed in connection with a potential acquisition, a financial analyst conference, an anticipated positive or negative earnings announcement or other material development. If you are subject to the restricted period, you may not trade in any Energous securities, except pursuant to a 10b5 1 plan previously approved by Energous, until notified that the restricted period has ended.

The CEO, CFO or General Counsel (in each case, in consultation with outside legal counsel) will determine whether an event-specific restricted period should be imposed. The existence of an event-specific restricted period will not be generally announced. If you are covered by the event-specific restricted period, you will be notified by the CEO, CFO or General Counsel. Any person made aware of an event-specific restricted period should not disclose the existence of the restricted period to anyone else.

No Exception for Hardship.

The existence of a personal financial emergency does not excuse you from compliance with this Policy. One limited exception is that an employee or other person who is subject to the quarterly earnings blackout period and who has an unexpected and urgent need to sell Company stock in order to generate cash may, in appropriate circumstances, be permitted to sell Company stock even during the quarterly blackout period. Hardship exceptions may be granted only by the CEO, CFO or General Counsel (in consultation with outside legal counsel) and must be requested at least two business days in advance of the proposed transaction. A hardship exception may be granted only if the CEO, CFO or General Counsel (in consultation with outside legal counsel) concludes that the Company’s earnings information for the applicable quarter does not constitute material nonpublic information. Under no circumstance will a hardship exception be granted during an event-specific blackout period to a director, executive officer or other person to whom an event-specific blackout period applies. A hardship exception does not relieve any person of the obligation not to trade while aware of material nonpublic information.

No trading in securities of other companies while aware of material non-public information.

Energous may engage in business transactions with companies whose securities are publicly traded. These transactions may include, among other things, mergers, acquisitions, divestitures or renewal or termination of significant contracts or other arrangements. Information learned in connection with these transactions or relationships may constitute material non-public information about the other company. You are prohibited from trading in the securities of these companies while aware of material non-public information about the companies and from communicating that information to any other person for such use.

No “tipping” of material non-public information.

You may not pass material non-public information about Energous or any other company on to others or otherwise make unauthorized disclosure or use of this information, regardless of whether you profit or intend to profit by the tipping, disclosure, or use. This practice, known as “tipping”, also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another's trading.

Frequent trading of Energous securities is strongly discouraged.

Frequent trading of Energous securities can create an appearance of wrongdoing even if the decision to trade was based solely on public information such as stock price ranges and other market events. You are strongly discouraged from trading in Energous securities for short-term trading profits. Daily or frequent trading, which can be time-consuming and distracting, is strongly discouraged. Energous reserves the right to request brokerage account statements to assure compliance with this and other provisions of the Policy.

No short sales of Energous securities.

You may not engage in short sales of Energous securities (sales of securities that are not then owned), including “sales against the box” (short sales not exceeding the number of shares already owned). Generally, short sales are transactions whereby a person will benefit from a decline in the price of the securities, and Energous believes it is inappropriate for a director, officer, employee or consultant to engage in these transactions with respect to Energous securities. In addition, short sales may reduce a seller’s incentive to improve the Company’s performance. For these reasons, you may not engage in short sales of the Company’s securities, including a “sale against the box” (a sale with delayed delivery).

No trading in derivatives of Energous.

You may not trade in derivatives of an Energous security, such as exchange-traded put or call options and forward transactions.

No hedging transactions.

Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, may offset a decrease, or limit your ability to profit from an increase, in the value of Energous securities you hold, enabling you to continue to own Energous securities without the full risks and rewards of ownership. Energous believes that such transactions separate the holder's interests from those of other stockholders. Therefore, you and any person acting on your behalf are prohibited from purchasing any financial instruments (such as prepaid variable forward contracts, equity swaps, collars or exchange funds) or otherwise engaging in any transactions that hedge or offset any decrease in the market value of Energous securities or limit your ability to profit from an increase in the market value of Energous securities.

No margin accounts or pledges.

Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Energous securities, you are prohibited from holding Energous securities in a margin account or pledging Energous securities as collateral for a loan. An exception to this prohibition may be granted where you wish to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities. If you wish to pledge Company securities as collateral for a loan, you must submit a request for approval to the CEO, CFO or General Counsel at least two weeks prior to the proposed execution of the documents evidencing the proposed pledge.

Limited use of standing orders.

Standing orders should be used only for three business days. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading. A standing order incorporated into a 10b5-1 plan approved by Energous is permitted.

No trading on rumors.

Rumors within Energous concerning matters which, if true, would be material non-public information are deemed to constitute material non-public information for purposes of this Policy. Accordingly, you should not trade on the basis of these rumors.

Material non-public information must be kept confidential.

Material non-public information about Energous or its business partners is the property of Energous, and unauthorized disclosure or use of that information is prohibited. That information should be maintained in strict confidence and should be discussed, even within Energous, only with persons who have a “need to know.” You should exercise the utmost care and circumspection in dealing with information that may be material non-public information. Conversations in public places, such as hallways, elevators, restaurants and airplanes, involving information of a sensitive or confidential nature should be avoided. Written information should be appropriately safeguarded and should not be left where it may be seen by persons not entitled to the information. The unauthorized disclosure of information could result in serious consequences to Energous, whether or not the disclosure is made for the purpose of facilitating improper trading in securities.

Participation in electronic bulletin boards, chat rooms, blogs or websites must be consistent with this Policy.

Any written or verbal statement that would be prohibited under the law or under this Policy is equally prohibited if made on electronic bulletin boards, chat rooms, blogs, websites or any other form of social media, including the disclosure of material non-public information about Energous or material nonpublic information with respect to other companies that you come into possession of as a director, officer, employee or consultant of Energous.

Public disclosures should be made only by designated persons.

No individuals other than specifically authorized personnel should release material information to the public or respond to inquiries from the media, analysts, investors or others outside of Energous. You should not respond to these inquiries unless expressly authorized to do so and should refer any inquiries to the CEO, CFO or General Counsel.

Post-employment transactions may be prohibited.

The portions of this Policy relating to trading while in possession of material non-public information and the use or disclosure of that information continue to apply to transactions in Energous securities even after termination of employment or association with Energous. If you are aware of material non-public information about Energous when your employment or other business relationship with Energous ends, you may not trade in Energous securities or disclose the material non-public information to anyone else until that information is made public or becomes no longer material.

Additional Requirements Applicable to Restricted Persons.

“Restricted Persons” are those who are at an enhanced risk of possessing material nonpublic information and who therefore must exercise greater diligence to comply with insider trading prohibitions. This group includes all members of the Board of Directors, officers and certain senior finance, legal, HR, business development, investor relations, corporate communication and management employees at corporate headquarters and in Energous’ business units, as well as any other employees in a role that makes it likely they will have involvement with material nonpublic information.

If you are a Restricted Person that is not a director or executive officer, the procedures set forth in this section of the Policy will cease to apply to your transactions in Energous securities upon the expiration of any restricted period that is applicable to your transactions at the time your employment or other relationship with Energous ends. Directors will remain Restricted Persons for a period of six months following the last day of service as a director of Energous, and executive officers will remain Restricted Persons for a period of six months following the last day of employment with Energous.

Quarterly restricted periods.

No Restricted Person may engage in any transaction (including gifts) in Energous securities during a quarterly restricted period, regardless of whether they are then actually aware of material nonpublic information.

A quarterly restricted period is in effect with respect to each quarterly earnings announcement, starting on the 15th day of the third month of the applicable Energous fiscal quarter and ending when one full trading day has passed following the public announcement of Energous’ quarterly financial results. Energous has selected this period because it is the time when there is likely to be material nonpublic information about Energous that may be available to Restricted Persons.

For certain Restricted Persons designated by the CEO, CFO or General Counsel (in consultation with outside legal counsel), from time to time, the quarterly restricted period may start prior to the 15th day of the third month of the quarter.

Notwithstanding the above, a quarterly restricted period does not prohibit trading in Energous securities pursuant to a valid pre-existing 10b5-1 plan approved by Energous as described below.

Trading pre-clearance requirement for certain Restricted Persons.

Certain Restricted Persons designated by the CEO, CFO or General Counsel (in consultation with outside legal counsel), must obtain pre-clearance by the CEO, CFO or General Counsel (in consultation with outside legal counsel) (each an “Approving Person”) before engaging in any transaction involving Energous securities, including, but not limited to, purchases, sales, and gifts. Those Restricted Persons who are required to obtain pre-clearance will be notified from time to time by an Approving Person of the applicable pre-clearance or other procedures applicable to them. Each Approving Person should consult with the other Approving Persons, or their designees, prior to granting pre-clearance for trades. No Approving Person may engage in a transaction in Energous securities unless the other Approving Persons have pre-cleared the transaction. A request for pre-clearance should be submitted to the CEO, CFO or General Counsel at least two business days in advance of the proposed transaction.

The Approving Persons are under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit a transaction, even if it would not violate the federal securities laws or a specific provision of this Policy. In certain circumstances, other employees may be asked to clear with an Approving Person all proposed transactions before initiating them. The fact that a particular intended trade has been denied pre-clearance should be treated as confidential information and should not be disclosed to any person unless authorized by the Approving Person.

If a request for pre-clearance is approved, you have three business days to effect the transaction (or, if sooner, before commencement of a quarterly or event-specific restricted period). Under no circumstance may a person trade while aware of material non-public information about Energous, even if pre-cleared. Thus, if you become aware of material nonpublic information after receiving pre-clearance, but before the trade has been executed, you must not effect the pre-cleared transaction.

Energous’ approval of any particular transaction under this pre-clearance procedure does not insulate any Restricted Person from liability under the securities laws. Under the law, the ultimate responsibility for determining whether an individual is aware of material non-public information about Energous rests with that individual in all cases.

The Approving Person is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade. The CEO or the CFO, as applicable, has the sole discretion to decide whether to clear transactions by the General Counsel or persons or entities subject to this Policy as a result of their relationship with the General Counsel, and the General Counsel, in consultation with outside legal counsel will decide whether to clear transactions by the CEO or the CFO, as applicable, or persons or entities subject to this Policy as a result of their relationship with the CEO or CFO.

10b5-1 Plans

SEC Rule 10b5-1(c) of the Securities Exchange Act of 1934 permits corporate insiders to establish written trading plans (commonly referred to as “10b5-1 plans”) that can be useful in enabling insiders to plan ahead without fear that they might become exposed to material non-public information that will prevent them from trading. Where a valid 10b5-1 plan has been established at a time when the insider was not in possession of material non-public information, trades executed as specified by the plan do not violate the securities laws or this Policy even if the insider is in possession of material non-public information at the time the trade is executed. Trades executed as specified by the plan are not subject to the pre-clearance requirement.

To qualify as a 10b5-1 plan for purposes of this Policy, the plan must be approved in advance by the CEO, CFO or General Counsel and Perkins Coie, and you should allow at least five business days for that approval. One of the factors that they may consider in determining whether to approve a 10b5-1 plan is compliance with Energous’ applicable minimum stock ownership guidelines. These pre-planned trading programs are available only to officers and such other Energous employees as may be designated from time to time by the CEO, CFO or General Counsel. For more information about how to establish a 10b5-1 plan, please contact the CEO, CFO or General Counsel. Energous reserves the right to disapprove any submitted plan, and to suspend or instruct you to terminate any plan that it has previously approved.

Inquiries

Any questions about this Policy, its application to a proposed transaction, or the requirements of applicable laws should be directed to the CEO, CFO or General Counsel.

Rev. 2, effective: March 18, 2026

(Acknowledgement & Receipt Form Follows)

ENERGOUS CORPORATION INSIDER TRADING POLICY

Acknowledgement & Receipt Form

Employee Name:

Title:

Date:

I acknowledge that I have received a copy of the ENERGOUS CORPORATION INSIDER TRADING POLICY, rev. 2, effective March 18, 2026 (“Policy”) and that:

1.	I have read and understand the contents of the Policy and agree to abide by its terms as a condition of my employment.
2.	I understand that my failure to follow the Policy may result in disciplinary action.
3.	I understand it is my responsibility to ask the CEO, CFO or General Counsel if I have any questions regarding the Policy.
4.	I acknowledge that Energous Corp. may amend or modify this Policy at any time, with or without notice.
5.	I understand that nothing in this Policy constitutes a contract of employment or a guarantee of continued employment.

AGREED TO AND ACCEPTED BY:

Employee Signature: ______________________________

Date: ____________